IBN FINANCIAL SERVICES, INC.

LIVERPOOL, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

PUBLIC DOCUMENT

CONTENTS

|  | Pages |
|---|---|
| ANNUAL AUDITED REPORT FORM X-17A-5 PART III (Facing Page) | 1 |
| OATH OR AFFIRMATION | 2 |
| INDEPENDENT AUDITORS' REPORT | 3 |
| FINANCIAL STATEMENTS: | |
| Statement of Financial Condition | 4 |
| Notes to Financial Statements | 5 - 12 |

PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49815 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IBN FINANCIAL SERVICES, INC.**

| Official Use Only |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**8035 OSWEGO ROAD**
(No. and Street)

| **LIVERPOOL** | **NEW YORK** | **13089** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**RICHARD J. CARLESCO, JR.** **(315) 652-4426**
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**EVANS AND BENNETT, LLP**

| **2112 ERIE BLVD. E., STE 100** | **SYRACUSE** | **NEW YORK** | **13224** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **RICHARD J. CARLESCO, JR.**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **IBN FINANCIAL SERVICES, INC.**, as of **DECEMBER 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

**C. E. O.**

Title

Notary Public

Kathryn A. Cavallo
Notary Public in the State of New York
Qualified in Onondaga County No. 01CA4630350
My Commission Expires July 31, 2022

This report ** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☐ (c) Statement of Income (Loss).

☐ (d) Statement of Cash Flows.

☐ (e) Statement of Changes in Stockholder's Equity.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.

☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.

☒ (l) An Oath or Affirmation.

☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report. (Bound Separately)

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Evans and Bennett, LLP*

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
IBN Financial Services, Inc.
Liverpool, New York

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IBN Financial Services, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of IBN Financial Services, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of IBN Financial Services, Inc.'s management. Our responsibility is to express an opinion on IBN Financial Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IBN Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Evans and Bennett, LLP*

Certified Public Accountants
We have served as IBN Financial Services, Inc.'s auditor since 2002.
Syracuse, New York
February 28, 2019

# IBN FINANCIAL SERVICES, INC.

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2018

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 162,503 |
| Receivable from clearing organization and funds | 310,612 |
| Investment in and receivables from affliates, subsidiaries and associated partnerships | - |
| Prepaid expenses | 18,456 |
| Marketable securities (at market) | 5 |
| **Total assets** | **$ 491,576** |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---:|
| Liabilities: | |
| Accounts payable and accrued expenses | $ 453,199 |
| Total liabilities | 453,199 |
| Stockholders' equity | 38,377 |
| **Total liabilities and stockholder's equity** | **$ 491,576** |

A copy of the December 31, 2018 Annual Audited Report, Form X-17a-5, Part III is available for examination and copying at the principal office of the firm in Liverpool, New York and at the office of the Securities and Exchange Commission in New York, New York.

The accompanying notes are an integral part of this financial statement

IBN FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

## Note 1.  Organization and Nature of Business

IBN Financial Services, Inc. (the Company) is a regional securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is an introducing broker, engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products.

## Note 2.  Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts.  The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts to be cash equivalents.

Investments

Marketable securities in the Company's investment account are classified as available for sale and are valued at fair value pricing as those terms are described for financial statement purposes.  All securities valuations are from quoted market prices (unadjusted) and are considered Level 1 inputs in the fair value hierarchy as established.  For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income.

## Note 2.  Summary of Significant Accounting Policies (continued)

Investments (continued)

Marketable securities are exposed to various risks such as interest rates, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the balance sheet.

Property, Equipment and Depreciation

Property and equipment are recorded at cost.  Renewals and betterments of property are accounted for as additions to asset accounts.  Repairs and maintenance charges are expensed as incurred.  Depreciation is computed using accelerated methods for financial reporting and income tax purposes.  Estimated useful lives vary from 5 to 7 years for office equipment.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.  Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.  Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Commission Income

Commission and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions.  The Company believes that its income tax filing positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.  Therefore, no reserves for uncertain income tax positions have been recorded.  In addition, the Company did not record a cumulative effect adjustment related to this adoption.

**Note 2. Summary of Significant Accounting Policies** (continued)

Income Taxes (continued)

The Company's policy for recording interest and penalties associated with audits is to record such items as a component of income before taxes. There were no such items during the periods covered in this report.

The Company has elected to be treated as a Subchapter "S" Corporation under the Internal Revenue Code and the New York State Corporation Tax Law. Under these elections, the income generally is taxed directly to the stockholders. New York State has a minimum tax on corporations, which resulted in a corporate level tax of $1,000 and is reflected in these financial statements.

Events Occurring After Reporting Date

Management has evaluated subsequent events through the date which the financial statements were issued.

Recent Accounting Pronouncements

In February 2016 FASB issued Accounting Standards Update 2016-02, Leases (Topic 842). The new standard sets forth a change in accounting to bring operating leases onto the balance sheet by way of a Right of Use Asset and a Lease Liability. The Right of Use Asset will be amortized straight line over the life of the lease, while the lease liability will follow NPV amortization as a loan would. The update was effective January 1, 2019, and was implemented by the Company as of that date. The Company has done analysis on the potential effect of the change, and it shows no material change to financial statement conditions.

## Note 2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. Under the new guidance, an entity should recognize revenue to depict the fees and commissions for services rendered to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for these services rendered. ASU 2014-09 also requires additional disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows. This ASU was effective as of January 1, 2018 and was implemented by the Company as of that date. The Company is currently compliant with the new standard and analysis showed no financial statement impact from adoption. The disclosures appear below.

Brokerage and direct business commissions. IBN Financial buys and sells securities and variable products on behalf of its customers. Each time a customer enters into a buy or sell transaction, IBN Financial or the underlying variable offering (Annuity, Mutual Fund, REIT, Reg D, etc.) charges a commission. Commissions and related clearing expenses for securities trades are recorded on the trade date (the date that the clearing firm fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Commissions for direct business are recorded on the trade date (the date the counter firm receives fully signed purchase instructions and funding is received). IBN Financial believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment advisory fees. IBN Financial provides investment advisory services on a daily basis. IBN believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by IBN and/or the third-party advisory service. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

**Note 2. Summary of Significant Accounting Policies** (continued)

Revenue Recognition (continued)

The following table presents revenue by major source.

Revenue from contracts with customers

Brokerage and Direct Business Commissions.

| | | |
|---|---|---:|
| COR | $ | 1,021,438 |
| 12B-1 | | 265,441 |
| VLR-Life Ins-Renewal | | 6,624 |
| Traditional Insurance | | 107,262 |
| Mutual Funds | | 263,127 |
| Variable Annuities | | 727,701 |
| Interval Funds | | 49,317 |
| REIT | | 303,464 |
| RegD | | 941,232 |
| | | |
| Total brokerage and direct business commissions | $ | 3,685,606 |

Investment Advisory Fees.

| | | |
|---|---|---:|
| MM Managed Money Income | $ | 1,009,424 |
| | | |
| Total Investment Advisory Fees | $ | 1,009,424 |

**Note 3. Receivables from Clearing Organization and Funds**

The Company is engaged in various trading and brokerage activities whose counterparties include a fully disclosed carrying broker and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has not experienced any credit risk related to loss and there has been no bad debt related expense from these transactions during the reporting period. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2018.

**Note 4. Fair Value Measurement and Investments**

Fair Value Measurement

Generally Accepted Accounting Principles (GAAP), establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair values.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: *Level 1 Inputs* are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access; *Level 2 Inputs* are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly; *Level 3* are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability.

| Investments - Available for Sale | Level 1 Inputs |
|---|---|
| Fair value of equity securities: | Fair Value |
| Equity securities | $ 5 |

Investments are recorded at fair value. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

**Note 5. Property and Equipment - Net**

A schedule of property and equipment is as follows:

| | |
|---|---|
| Office equipment | $ 39,079 |
| Accumulated depreciation | (39,079) |
| Property and equipment - net | $ - |

Depreciation expense was $ 0 for the year ended December 31, 2018.

**Note 6. Commitments and Contingencies**

The Company, in its ordinary course of business, has pending aribitration, in which, $71,948 is owed for settled lawsuits, as of the date of the financial statement.

The Company leases office space on a month-to-month basis. The lease requires monthly payments of $4,405 base rent plus a proportionate share of common area charges. Rent expense was $52,856 for the year ended December 31, 2018.

The Company entered into an agreement with FINRA, establishing a settlement in the amount of $11,250 to be paid in 24 monthly installments that began July 2017, in the amount of $505, including interest at 7.25%. Principal payments will be made in the amount of $5,622 in 2018 and $2,966 in 2019. The balance at December 31, 2018 is $2,966, and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

**Note 7. Related Party Transactions**

The Company leases office space and has a service agreement covering certain shared expenses with a related party. Costs are determined on a monthly basis with a base amount paid for rent and common area charges. Rent, common area charges and other shared expenses amounted to $52,856 net of reimbursed amounts for the year ended December 31, 2018.

IBN FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2018

## Note 8.  Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer transactions are cleared on a fully disclosed basis with a correspondent clearing broker-dealer.  As such, the Company does not handle either customer cash or securities.  In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.  Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

## Note 9.  Net Capital Requirements

As a registered broker-dealer, IBN Financial Services, Inc. is subject to the requirements of Rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness.  Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.  On December 31, 2018, IBN Financial Services, Inc.'s aggregate indebtedness and net capital were $453,199 and $12,155, respectively, a ratio of 37.29 to 1 and net capital did not exceed the minimum capital requirement of $30,213 by $(18,059).

## Note 10.  Employee Pension Plan

The Company adopted a Simple IRA that is available to all eligible employees. The Company has elected to match contributions up to 3% for 2018 compensation for each participating employee. The Company obligation for contributions to the plan as of December 31, 2018 was $13,849, which consisted entirely of the Company's employer matching contribution.

## Note 11.  Subsequent Events

Subsequent to the filing of the original FOCUS report, there were changes to the financial statement that resulted in a deficiency in the required minimum Net Capital.  This was immediately reported to FINRA.  As of the date of this report, the Company is in compliance.